# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enfusion, Inc., CIK 0001868912
CUSIP: 292812104
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 125 SOUTH CLARK STREET, SUITE 750, CHICAGO, Illinois (IL), 60603
Date of event which requires filing of this statement: 04/21/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001926258

## Reporting persons
- CSL Tech Holdings, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oleg Movchan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Beata Vaynberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Enfusion, Inc.
Address of issuer's principal executive offices: 125 SOUTH CLARK STREET, SUITE 750 CHICAGO, IL, 60603

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed on behalf of CSL Tech Holdings, LLC, Mr. Oleg Movchan, and Ms. Beata Vaynberg. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each of CSL Tech Holdings LLC, Mr. Movchan, and Ms. Vaynberg is 125 South Clark Street, Suite 750, Chicago, Illinois 60603.
Citizenship:
CSL Tech Holdings, LLC is a Nevada limited liability company.
Oleg Movchan is a citizen of United States.
Beata Vaynberg is a citizen of the United States.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- CSL Tech Holdings, LLC: /s/ Matthew Campobasso, Matthew Campobasso, as attorney-in-fact (04/21/2025)
- Oleg Movchan: /s/ Matthew Campobasso, Matthew Campobasso, as attorney-in-fact (04/21/2025)
- Beata Vaynberg: /s/ Beata Vaynberg, Beata Vaynberg (04/21/2025)